UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period  September 24, 2003

File No.    0-50238

J-Pacific Gold Inc.

(Name of Registrant)

1440 - 1166 Alberni Street, Vancouver, British Columbia, CANADA  V6E 3Z3

(Address of principal executive offices)

1.

Press Release No. 13 dated September 24, 2003

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

J-PACIFIC GOLD INC.

(Registrant)

September 24, 2003

By:  /s/ Nicholas Ferris

Date

Nicholas Ferris, President and CEO

J-PACIFIC GOLD INC.
1440 - 1166 Alberni Street
Vancouver, BC V6E 3Z3
Tel: (604) 684-6677 Fax: (604) 684-6678
E-mail: ir@jpgold.com
Web: http://www.jpgold.com

NEWS RELEASE No. 13, 2003
September 24, 2003

FOR IMMEDIATE RELEASE
TSX VENTURE SYMBOL: JPN

OTC BB SYMBOL: JPNJF

PRIVATE PLACEMENT WITH TOP-GOLD COMPLETED

The Board of Directors of J-Pacific Gold Inc. (the "Company") is pleased to announce that the private placement with Top-Gold AG mkV Fund of Liechtenstein reported in the news release of September 18, 2003 has closed. A total of 2,500,000 Units of the Company were issued at a price of $0.40 per Unit for total proceeds of $1,000,000. Each Unit consists of one common share and one warrant, with each warrant exercisable to purchase a further common share of the Company at a price of $0.60 per share until September 23, 2005. The Company issued warrants as a finder's fee of exercisable for a total amount of 250,000 common shares of the Company at an exercise price of $0.60 per common share, exercisable until September 23, 2005.

The shares, warrants and any shares issued upon exercise of the warrants are subject to a hold period and may not be traded in British Columbia until January 24, 2004 except as permitted by the Securities Act and the Rules made thereunder and the TSX Venture Exchange.

On behalf of the Board of Directors,

"N. Ferris"
President and CEO

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

For further information, please contact Nick Ferris - Telephone 1-888-236-5200.